SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of March 2014

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel’s QuietSeis sensor demonstrates ultra-quiet performance

Paris, France – 10 March 2014

CGG announced today that Sercel’s latest and most advanced digital single-sensor, QuietSeisTM, based on next-generation MEMS (Micro Electro-Mechancial System) technology, is living up to its name after having demonstrated an outstanding low-noise performance during a recent series of field tests.

The sensor’s outstanding low noise floor was demonstrated at the LSBB laboratory, a low-noise underground science and technology center, in the South of France. Tests were conducted in a silo at a depth of 500m below a mountain in a rural area with high acoustic shielding close to minimum Earth noise.

QuietSeis demonstrated an ultra-quiet performance of below 15ng/√Hz, resulting in a high dynamic range of 128dB. This extremely low noise level corresponds to the quietest ambient noise detectable anywhere on Earth and is more than three times lower than that of MEMS sensors currently available on the market.

Fully integrated with the recently launched Sercel 508XT seismic acquisition system, which offers mega-crews the ability to record up to one million channels in real time, QuietSeis provides the most accurate data for any type of survey. In addition, the single-sensor’s power consumption has been reduced to 85mW, offering optimum deployment and cost benefits for mega-crews conducting high-resolution, high-density surveys.

Pascal Rouiller, CEO, Sercel said: “These impressive results are proof that Sercel has met the challenge of designing a completely new, ultra-sensitive MEMS sensor. We are confident that the extremely low-noise performance of QuietSeis, with applications ranging from high-density single-sensor acquisitions to microseismic surveys, will enhance the resolution of subsurface images and provide more reliable reservoir properties, offering a competitive advantage to our customers exploring the world’s most challenging oil and gas reservoirs.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 10th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP